4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE LAUNCHES NEW CLINICAL PROGRAM

WINNIPEG, Manitoba – (January 12, 2009) Medicure Inc. (TSX:MPH) is pleased to announce initiation of a clinical program to investigate the efficacy and safety of AvastremTM (pyridoxal 5’- phosphate) for the management of tardive dyskinesia. The Company will provide details of the planned tardive dyskinesia study in humans in the coming weeks.

Tardive dyskinesia (TD) is a socially stigmatizing and potentially irreversible long-term disorder caused by treatment with antipsychotic medications which are generally prescribed for conditions such as schizophrenia and schizoaffective disorder. As a neurological disorder, TD has been linked with poor quality of life and increased medical morbidity and mortality. TD is characterized by repetitive, involuntary, purposeless movements and may include grimacing, tongue protrusion, lip smacking, puckering and pursing of lips, and rapid eye blinking. TD can also lead to unintelligible speech, respiratory distress, postural imbalance, and depression. Treatment of TD is challenging for the clinician as dose reduction of the prescribed antipsychotic medication may be accompanied by worsening of symptoms or psychotic relapse. Despite extensive research, there are currently no FDA-approved drugs for TD management.

“We have closely assessed several clinical opportunities for Avastrem’s application in the management of neurological disorders,” commented Albert D. Friesen, Medicure’s President and CEO. “We decided to pursue the TD opportunity due to the significant medical need, limited treatment options, Avastrem’s potential efficacy in this area and the feasibility of a TD clinical program from a logistical and cost perspective.”

Medicure’s Avastrem contains the active metabolite of pyridoxine (vitamin B6). Although not approved and subject to several limitations, pyridoxine has demonstrated efficacy in the management of TD in a number of clinical trials and case reports. Medicure believes that Avastrem could be therapeutically superior to pyridoxine because it can be given at significantly lower, more tolerable doses and does not display the adverse side effects associated with pyridoxine. Extensive clinical and preclinical studies conducted by Medicure have established Avastrem’s pharmacokinetics and its exceptional safety profile. Medicure holds intellectual property relating to Avastrem including its formulation and use in TD.

Dr. Friesen noted that, “While Medicure’s primary focus remains the continued growth of AGGRASTAT® sales through its US marketing subsidiary, Medicure Pharma, the Company is exploring potential clinical applications of its lead compounds in a prudent and cost-effective manner.”

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company’s primary business activity is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) in the United States for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com